Exhibit 99.4

AURIS MEDICAL HOLDING AG, ZUG

Report of the Statutory Auditor on the Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Report of the statutory auditor

To the General Meeting of

AURIS MEDICAL HOLDING AG, ZUG

We have audited Tables in section 2.3, 2.4, 3.4 and 3.5, and the information in section 4 of the accompanying compensation report of Auris Medical Holding AG for the year ended December 31, 2016.

Responsibility of the Board of Directors

The Board of Directors is responsible for the preparation and overall fair presentation of the compensation report in accordance with Swiss law and the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance). The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's Responsibility

Our responsibility is to express an opinion on the accompanying compensation report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the compensation report complies with Swiss law and Articles 14 – 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the compensation report with regard to compensation, loans and credit lines in accordance with Articles 14 – 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement in the compensation report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of compensation, as well as assessing the overall presentation of the compensation report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Auris Medical Holding AG

Report of the Statutory Auditor on the

Compensation Report as of December 31, 2016

Opinion

In our opinion, the compensation report for the year ended December 31, 2016 of Auris Medical Holding AG complies with Swiss law and Articles 14 – 16 of the Ordinance.

Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli

Licensed audit expert	Licensed audit expert
Auditor in charge

Zurich, March 10, 2017

Enclosure:

-	Compensation report 2016

Compensation Report of Auris Medical Holding AG

for the Year Ended December 31, 2016

1.	Introduction

This Compensation Report provides an overview of the compensation principles and programs, the method of determination of compensation and the compensation awarded in 2016 and 2015 to the members of the Board of Directors and to the Executive Management Committee of Auris Medical Holding AG (“Auris Medical” or the “Company”).

The Compensation Report is written in accordance with the Federal Ordinance against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”, Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) and the principles of the Swiss Code of Best Practice for Corporate Governance issued by economiesuisse1.

1.1	Highlights and Activities in 2016

In 2016, the Compensation Committee performed a review of the compensation system and benchmarked the compensation of the members of the Executive Management Committee with the support of an external compensation consultancy.

The benchmark included a market assessment of the compensation levels, structures and systems of companies comparable to Auris Medical with respect to size or business model. Two peer groups were selected within the biotech and pharmaceutical industry to cover both the market practice of European and US companies. Where necessary, the compensation levels of the members of the Executive Management Committee were aligned with market practice.

The benchmark of the compensation structure and systems revealed a deviation to the market practice with regards to the pay mix (split between base salary, short-term and long-term incentives) and the design of the short-term incentive system. As a result, the short-term incentives were revised. A consistent target bonus system based on quantitative corporate objectives and individual targets was introduced.

As a long-term incentive, Auris Medical issues stock options under its Equity Incentive Plan (“EIP”). Stock options are common market practice for companies within the biotech and pharmaceutical industry and for companies in a comparable phase of development.

No adjustments have been made to the compensation level or system of the Board of Directors in 2016.

1.2	Compensation Governance

1.2.1	Compensation Policy and Guiding Principles

Auris Medical is dedicated to developing novel pharmaceutical therapies to protect hearing and to silence tinnitus. Auris Medical has two projects in advanced clinical development: One for acute inner ear tinnitus (Keyzilen®; AM-101) and one for acute inner ear hearing loss (AM-111). In addition, Auris Medical is pursuing early-stage research and development projects.

1 Refer to: <http://www.economiesuisse.ch>

In order to meet the Company’s current and future objectives, it must attract and retain dedicated, experienced and highly motivated employees who are committed to the Company’s values and to delivering outstanding performance. Auris Medical is committed to performance-based compensation structure that is fair and balanced and that aligns long-term employee and shareholder interests.

The Company’s compensation structure and levels are based on the following key principles:

▪	Measurable performance targets in line with the Company’s business situation.

▪	Dynamic compensation structure that can easily be applied to new employees and adapted to new business situations.

▪	Alignment with market practice.

▪	Simple design to ensure that the compensation structure is easily understood and can be effectively managed.

The Company’s compensation policy underlines strategic and financial objectives which are accomplished by the appreciation of individual and group performance targets. Measurable performance targets are in line with the Company’s business strategy and are easily adaptable to business changes and to newly appointed Executive Management Committee members.

To achieve the Company targets and to generate shareholder value, the Company’s compensation packages need to be competitive. Therefore, Auris Medical’s Compensation Committee regularly reviews the compensation structure and level of the members of the Board of Directors and Executive Management Committee. When necessary, a market assessment may be conducted to support the internal review.

1.2.2	Governance Procedures for the Determination of the Compensation

Role of the Compensation Committee

The Compensation Committee supports and assists the Board of Directors with the review and implementation of the Company’s compensation strategy and guidelines. The Compensation Committee approves the terms of the employment agreements as well as the compensation paid to the members of the Executive Committee within the limits set by the shareholders meeting. The Compensation Committee also supports the Board of Directors in preparing proposals to the Annual General Meeting of shareholders regarding the compensation of the members of the Board of Directors and the Executive Management Committee. The Board of Directors and the Compensation Committee may decide to consult an external advisor to assist it with execution of its responsibilities.

Role of Shareholders

In line with the requirements of the Ordinance, at the Annual General Meeting the shareholders are asked for their say-on-pay votes, which means that they approve of the compensation of the Board of Directors and of the members of the Executive Management Committee.

The General Meeting of shareholders annually votes on the proposals of the Board of Directors with respect to:

▪	the maximum aggregate amount of compensation of the Board of Directors for the subsequent term of office; and

▪	the maximum aggregate amount of compensation of the Executive Management Committee for the following financial year.

The Board of Directors may submit additional proposals relating to the same or different periods to the General Meeting of shareholders.

In the event that the General Meeting of shareholders does not approve a proposal of the Board of Directors, the Board of Directors (ad interim) determines the compensation of the Executive Management and the Board, taking into account all relevant circumstances. The Board of Directors submits the compensation so determined for approval to the same General Meeting of shareholders or to a subsequent extraordinary General Meeting or the next ordinary General Meeting of shareholders.

In accordance with Article 21 of the Articles of Association:

▪	the 2016 Annual General Meeting approved a gross compensation of CHF 800,000 for the members of the Board for the period from the 2016 Annual General Meeting until the 2017 Annual General Meeting,

▪	the 2015 Annual General Meeting approved a gross compensation of CHF 2,000,000 for the members of the Executive Management Committee for the fiscal year 2016.

2.	Compensation of the Board of Directors

2.1.	Composition of the Board of Directors

The Board of Directors is composed of the Chairman and seven members. Each Director is elected for a term of one year. The Board of Directors consists of directors with the appropriate skills set, experience, independence and knowledge of the industry and the Company to enable it to discharge its duties and responsibilities effectively.

The Board of Directors is composed as follows:

	2016 Term[1]			2015 Term[2]
	Board	Audit Committee	Compensation Committee	Board	Audit Committee	Compensation Committee
Thomas Meyer, PhD	Chair			Chair
James I. Healy, MD, PhD	Vice-Chair		Member	Vice-Chair		Member
Armando Anido, MBA	Member		Chairperson
Wolfgang Arnold, MD	Member			Member		Member
Oliver Kubli, CFA	Member	Member		Member	Member
Berndt A.E. Modig, MBA	Member	Chairperson		Member	Chairperson
Antoine Papiernik, MBA	Member		Member	Member		Chairperson
Calvin W. Roberts, MD	Member	Member		Member	Member

[1]	Effective as of April 8, 2016.

[2]	Effective as of April 22, 2015.

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Please refer to Item 6.A “Directors and Senior Management” of our annual report filed on form 20F (Annual Report) for a presentation of the members of the Board of Directors and a discussion of other mandates held by the members of the Board of Directors.

2.2.	Board Compensation Elements

Board members are paid a fixed fee. The fee level is dependent on the function exercised and has been established following a review of the Board compensation in 2015 in light of market practice. In addition to the fixed fee, Board members are awarded stock options under the Company’s Equity Incentive Plan in order to strengthen the alignment to shareholders’ interests.

In 2016, 10,000 options were allocated to each Director under the Company’s Equity Incentive Plan. Newly elected Directors received a pro-rated grant for 2016. The options were granted in two installments: 50% on April 30, 2016 and 50% on October 31, 2016 with an exercise price of US$ 3.92 and US$ 1.39, respectively. Consistent with past practice, the exercise prices were determined based on the average closing price of the 30 days preceding the grant date. Share options granted to members of the Board of Directors in 2016 vest after a period of one year after the grant date and have a term of eight years.

For a description of our equity instruments refer to Item 6.B “Equity Incentive Plans” (Annual Report).

The office of the Chairman of the Board of Directors is held by the Company’s Chief Executive Officer. The Chief Executive Officer’s remuneration is disclosed in the section “Compensation to Members of the Executive Management Committee”. No additional compensation is paid to the Chief Executive Officer for the exercise of the office of the Chairman.

2.3.	Compensation awarded to the Board of Directors in 2016

The total compensation of the members of the Board of Directors in 2016 is outlined below:

in CHF	Cash compensation	Social contributions	Stock Options[4]	Total
Thomas Meyer, PhD, Chairman[1]	-	-	-	-
James I. Healy, MD, PhD, Vice-Chairman	42,385	3,351	6,745	52,481
Armando Anido, MBA[2]	35,519	2,808	5,059	43,386
Wolfgang Arnold, MD	40,516	1,611	6,745	48,872
Oliver Kubli, CFA	44,879	3,548	6,745	55,172
Berndt A.E. Modig, MBA	51,860	-	6,745	58,605
Antoine Papiernik, MBA[3]	50,589	-	-	50,589
Calvin W. Roberts, MD	44,879	3,548	6,745	55,172
Total	310,627	14,866	38,784	364,277

[1]	Disclosed in section 3.4. The Chief Executive Officer does not receive any additional compensation for the exercise of the office of the Chairman.

[2]	Elected on April 8, 2016.

[3]	As the internal regulations applicable to Sofinnova Capital VII FCPR did not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik was paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) was paid to Sofinnova Capital VII FCPR.

[4]	10,000 options granted per annum. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

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2.4.	Compensation awarded to the Board of Directors in 2015

The total compensation of the members of the Board of Directors in 2015 is outlined below:

in CHF	Cash compensation	Social contributions	Stock options[4]	Total
Thomas Meyer, PhD, Chairman[1]	-	-	-	-
James I. Healy, MD, PhD, Vice-Chairman	40,330	3,271	11,260	54,861
Wolfgang Arnold, MD	39,846	1,618	11,260	52,724
Oliver Kubli, CFA	43,883	3,559	11,260	58,702
Berndt A.E. Modig, MBA[5]	34,734	-	8,445	43,179
Alain Munoz, MD2	11,604	941	-	12,545
Antoine Papiernik, MBA[3]	56,142	-	-	56,142
Calvin W. Roberts, MD5	30,415	2,467	8,445	41,327
Total	256,954	11,856	50,670	319,480

[1]	Disclosed in section 3.5.

[2]	Resigned on April 22, 2015.

[3]	As the internal regulations applicable to Sofinnova Capital VII FCPR did not allow for payment of a compensation or the grant of equity instruments to fund managers, the compensation payable to Mr. Papiernik was paid to Sofinnova Capital VII FCPR. Instead of an option grant, the grant date fair value of the options (less applicable taxes and charges) was paid to Sofinnova Capital VII FCPR.

[4]	10,000 options granted per annum. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

[5]	Elected on April 22, 2015.

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3.	Compensation to Members of the Executive Management Committee

3.1.	Composition of the Executive Management Committee

The Executive Management Committee is comprised of:

Name	Function	Appointment
Members in office:
Thomas Meyer, PhD	Chairman and Chief Executive Officer	2003
Andrea Braun-Scherhag, PhD[1]	Head of Regulatory and Quality Affairs	2016
Thomas Jung, MD, PhD[2]	Chief Development Officer	2016
Anne Sabine Zoller, PhD	General Counsel	2015
Retired members:
Bettina Stubinski, MD3	Chief Medical Officer	2013
Sven Zimmermann, PhD[4]	Chief Financial Officer	2014

[1]	Dr. Stubinski resigned from her function as a member of the Executive Management Committee on September 30, 2016.

[2]	Dr. Zimmermann resigned on August 31, 2016.

[3]	Dr. Braun-Scherhag was appointed to the Executive Management Committee effective May 1, 2016.

[4]	Dr. Jung was appointed to the Executive Management Committee effective September 1, 2016.

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Please refer to Item 6 of our Annual Report for more information on our Executive Management Committee.

3.2.	Benchmarks of Executive Management Compensation

Auris Medical uses benchmarks and third-party consultants to assess the competitiveness of Executive Management Committee’s compensation levels and to analyze market trends with regard to compensation design and mix.

The benchmark group comprises companies chosen to reflect the competitive environment in which Auris Medical operates and are selected according to criteria such as company strategy, area of expertise, business actives, geographic scope, employment markets and financial situation. Three criteria were set to determine the peer group companies: financial fit, company profile and business activities.

▪	Financial fit: Financial company data (total costs, R&D, sales, employees, market capitalization) comparable to Auris Medical’s current and projected company financials.

▪	Company profile: Industry and specialization in otolaryngology, ophthalmology, dermatology, injectable drugs, orphan diseases.

▪	Business activities: Main business activities in research, development, clinical development (Phase I, II, III) and commercialization/sales, comparable to those of Auris Medical.

As the compensation practices are not comparable between the US and the European markets and Auris Medical intends to operate in both markets, two peer groups were selected to benchmark Auris Medical’s compensation against that of comparable companies in both the European and US markets.

3.3.	Executive Management Committee Compensation Elements

All members of the Executive Management Committee receive a fixed base salary, an annual cash bonus (short-term incentive) and participate in the Company’s Equity Incentive Plan.

Base Salary

The base salary is a fixed annual cash amount paid over a 12-month period, which reflects the scope, size and responsibility of the role and skills to perform the role. It is based on the external market value of the role and the individual’s ability, experience and performance over time.

Short-term Incentive Plan

The short-term incentive plan is intended to motivate participants to achieve the short-term goals. The performance targets reward the achievement of individual and group related targets of financial and/or qualitative nature which are aligned with the Company’s strategy and business plan over a time horizon of one year (“performance period”). After the end of each performance period, the Compensation Committee determines the extent to which the performance targets were achieved. The target award is determined by the Compensation Committee prior to, or reasonably promptly following the commencement of the performance period.

In 2016, the weighting of the group and individual targets have been defined as follows:

▪	for the CEO: 50% group targets and 50% individual targets,

▪	for the other members of the Executive Management Committee: 30% group targets and 70% individual targets.

The weighting of the group targets will be increased in 2017 to foster the focus on group and team results. The weighting of the group and individual targets for the CEO will be 80% group targets and 20% individual targets and for any other member of the Executive Management Committee the weighting will be 60% group targets and 40% individual targets.

The bonus system links all targets (group and individual targets) in an additive way.

2016 group targets were focused on achieving positive results in the Company’s TACTT2 and TACTT3 trials as well as managing the Company’s operating expenses within the guidance provided. Individual targets are defined for each member of the Executive Management Committee, e.g. strategy, financial, leadership, stakeholder, or operational targets

The payout based on any target is subject to a hurdle at 70% target achievement. In addition, no payout under the short-term incentive plan occurs, if the target achievement on the individual targets falls below 70%. The payout for any target is capped at 130%. The cumulative achievement rate of all targets and payout can therefore not exceed 130%.

Equity Incentive Plan

The purpose of the long-term incentive is to motivate and reward the members of the Executive Management Committee, who are expected to contribute significantly to the Company’s success and to perform at the highest level and to further the best interests of the Company and its shareholders.

Under the Company’s Equity Incentive Plan each member of the Executive Management Committee is granted a certain number of options in line with his/her function. These stock options are granted at the Board of Director’s discretion without any contractual or recurring obligations.

The options were granted in two installments: 50% on April 30, 2016 and 50% on October 31, 2016 with an exercise price of US$ 3.92 and US$ 1.39, respectively. Consistent with past practice, the exercise prices were determined based on the average closing price of the 30 days preceding the grant date. 50% of granted options granted to members of the Executive Management Committee vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. The options have a term of eight years.

3.4.	Compensation awarded to the Executive Management Committee in 2016

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2016 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation[1]	Social contributions and fringe benefits	Stock Options[2]	Total
Thomas Meyer, PhD[3] Chief Executive Officer	363,600	-	58,097	108,708	530,405
Executive Management Committee Compensation[4]	1,220,292	196,751	226,645	227,717	1,871,405

[1]	The variable compensation is paid in cash.

[2]	2016 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

[3]	Highest paid executive. Dr. Meyer waived his short-term incentive for 2016.

[4]	On 31 December 2016, the Executive Management Committee consisted of 4 members. Dr. Stubinski and Dr. Zimmermann retired from their functions as members of Executive Management Committee on August 31, 2016 and September 30, 2016, respectively. Dr. Braun-Scherhag was appointed to the Executive Management Committee on May 1, 2016. Dr. Jung was appointed to the Executive Management Committee on September 1, 2016. The compensation to the retired members of the Executive Committee for their services in 2016 is included in the executive management committee compensation.

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3.5.	Compensation awarded to the Executive Management Committee in 2015

The total compensation and the highest individual compensation of the members of the Executive Management Committee in 2015 are outlined below:

in CHF	Fixed Cash Compensation	Variable Compensation[1]	Social contributions and fringe benefits	Stock Options[2]	Total
Thomas Meyer, PhD[3] Chief Executive Officer	363,600	-	58,331	149,880	571,811
Executive Management Committee Compensation[4]	1,061,267	188,092	193,158	309,075	1,751,592

[1]	The variable compensation was paid in restricted shares and was dependent on target achievement in the 2015 business year. The number of shares granted was calculated by dividing the bonus amount (a maximum of CHF 150,000 at 100% target achievement) by the discounted average closing price of the Company’s shares in December 2015. The grant was effected on January 7, 2016 and the variable compensation disclosed reflects the closing price of the shares granted on the grant date.

[2]	2015 option grants. The fair value calculation of the options was based on the Black-Scholes option pricing model. Assumptions were made regarding inputs such as volatility and the risk-free rate in order to determine the fair value of the options.

[3]	Highest paid executive.

[4]	On December 31, 2015, the Executive Management Committee consisted of 4 members.

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4.	Loans, credits, post-retirement benefits to members of the Board of Directors and the Executive Management

In 2015 and 2016, Auris Medical granted no loans to members of the Executive Management Committee and the Board of Directors, nor were there any such loans outstanding.